Issuer Free Writing Prospectus

Dated October 9, 2013

Filed Pursuant to Rule 433 of the Securities Act of 1933, as amended

Registration Statement No. 333-191047

Relating to Preliminary Prospectus dated September 30, 2013

FREE WRITING PROSPECTUS

This free writing prospectus relates to the shares of common stock of Stonegate Mortgage Corporation and should be read together with the preliminary prospectus dated September 30, 2013 (the “Preliminary Prospectus”), included in Amendment No. 1 to the Registration Statement (“Amendment No. 1”) on Form S-1 (File No. 333-191047) relating to the offering of such securities. Amendment No. 1 may be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1454389/000119312513383462/d551855ds1a.htm. You should read Amendment No. 1 carefully, including the section entitled “Risk Factors” and the financial statements and related notes, before deciding to invest in shares of our common stock.

This free writing prospectus supplements and updates the information contained in the Preliminary Prospectus. This free writing prospectus amends certain information in the Preliminary Prospectus primarily to reflect the pricing terms of the initial public offering and the acquisition of shares in this offering by an entity affiliated with one of our directors.

Unless the context indicates otherwise, as used in this free writing prospectus, the terms “we,” “us” and “our” refer to Stonegate Mortgage Corporation.

Pricing Terms of the Initial Public Offering

Common stock offered:	7,100,000 shares of common stock (or 8,165,000 shares if the underwriters exercise their option to purchase additional shares in full) by us.

Initial public offering price:	$16 per share.

Net proceeds:	Approximately $105.0 million, or approximately $120.9 million if the underwriters exercise their option to purchase additional shares in full, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Participation in this Offering

Siget NY Partners, LP, which is an affiliate of Sam Levinson, one of our existing directors, has agreed to purchase an aggregate of 450,000 shares of our common stock in this offering at the initial public offering price. No underwriting discount or commission will be payable with respect to these shares. Following completion of this offering, assuming no exercise of the underwriters’ option to purchase additional shares, Mr. Levinson will beneficially own 1,638,407 shares of our common stock, including the 450,000 shares of our common stock being purchased by Siget NY Partners, LP in the offering representing 6.6% of our outstanding shares,1

THE ISSUER HAS FILED A REGISTRATION STATEMENT INCLUDING A PROSPECTUS WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY OBTAIN THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, THE ISSUER, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING BOFA MERRILL LYNCH AT 1-866-500-5408.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW OR ELSEWHERE WITHIN THIS EMAIL ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

[1]

See note (7) to the table under “Principal and Selling Shareholders” in the Preliminary Prospectus for details regarding Mr. Levinson’s beneficial ownership of shares of our common stock and his relationship to Siget NY Partners, LP.